December 24, 2010

Christine Allen
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:     Stellar Pharmaceuticals Inc.
           Form 10-KSB for fiscal year ended December 31, 2009
           File No. 000-31198

    As per our telephone conversation on December 23, the Company is requesting an extension in providing its response to your letter dated December 13th, 2010.  The Company expects to have its response filed on or before January 12th, 2011. This extension is requested due to vacation and the holidays which have not allowed the Company to provide its response in the allotted time.

The Company hereby acknowledges that;

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stellar Pharmaceuticals Inc.

By:	/s/ Janice Clarke
Janice Clarke
Chief Financial Officer